William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4351
wgleeson@appliedminerals.com

December 26, 2013

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention:  James Lopez

Re: Applied Minerals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-191532
Acceleration Request

Dear Mr. Lopez:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) takes appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on December 30, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date. In connection with this request, the Registrant acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, the Commission will not be not foreclosed from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andre Zeitoun

Andre Zeitoun, Chief Executive Officer